02 JUL -8 AM 10:50

ESSILOR

File N° 82-4944

02042448

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

July 3, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP Investor Relations

ESSILOR

**PRESS RELEASE**

# Essilor Acquires Stereo Optical
# And Becomes Leader in Screening Equipment

*Charenton, France (July 3, 2002)* -- Essilor has announced the acquisition of Stereo Optical Inc., a small US company based in Chicago, Illinois, formerly owned by Gerber Coburn Optical. Terms of the transaction were not disclosed.

Stereo Optical develops, manufactures and distributes vision-screening equipment for the eye-care industry, occupational medicine and public health services. The company, which has sales of around $4 million a year, is well-known for its stereoscopic tests and vision testers.

Stereo Optical will be integrated into Essilor Instruments, the Essilor division specialized in equipment for the ophthalmic industry. Essilor Instruments is the world leader in edging systems and vision testers. Its leadership of the European screening market offers a strong fit with Stereo Optical's forefront positions in North America.

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*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA - Bloomberg: EF FP).*

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Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com

ESSILOR

**COMMUNIQUE DE PRESSE**

# Essilor acquiert Stereo Optical
# et devient numéro un du dépistage visuel

*Charenton (3 juillet 2002)* -- Essilor annonce l'acquisition de Stereo Optical, une petite société américaine basée à Chicago, Illinois, filiale du groupe Gerber Coburn Optical.
Le montant de la transaction n'a pas été communiqué.

Stereo Optical conçoit, fabrique et commercialise des équipements de dépistage visuel pour les professionnels de la vue, la médecine du travail et la santé publique. Cette société, qui réalise un chiffre d'affaires d'environ 4 millions de dollars US, est connue pour ses tests de vision stéréoscopique et ses appareils de contrôle visuel.

Stereo Optical sera intégrée à Essilor Instruments, la division d'Essilor spécialisée dans les équipements pour l'industrie ophtalmique. Essilor Instruments est leader mondial des systèmes de taillage de verres ophtalmiques et des appareils de contrôle visuel. Son leadership dans le dépistage en Europe est parfaitement complémentaire de celui de Stereo Optical en Amérique du Nord.

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*Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 160 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP)*

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Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com